Exhibit 99.1

FERRARI N.V. ANNOUNCES CASH TENDER OFFERS
ON CERTAIN SERIES OF EURO NOTES ISSUED BY FERRARI N.V.

Maranello, Italy 4 July 2019 - Ferrari N.V. (NYSE/MTA: RACE) (Ferrari or the Company) announces an invitation to eligible holders (subject to the offer restrictions referred to below) of the Company’s outstanding €700,000,000 0.250 per cent. Notes due 16 January 2021 (ISIN: XS1720053229) (the 2021 Notes), and the Company’s outstanding €500,000,000 1.500 per cent. Notes due 16 March 2023 (ISIN: XS1380394806) (the 2023 Notes and, together with the 2021 Notes, the Notes) to tender their Notes for purchase by the Company for cash up to an aggregate nominal amount of €250,000,000 (the Maximum Acceptance Amount) (the Offers and each an Offer).

The Offers are made on the terms and subject to the conditions set out in the tender offer memorandum dated 4 July 2019 (the Tender Offer Memorandum).

Copies of the Tender Offer Memorandum are (subject to distribution restrictions) available from the Tender Agent as set out below. Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

Notes	ISIN	Outstanding Nominal Amount	Benchmark Rate	Purchase Spread	Purchase Yield		Maximum Acceptance Amount **
2021 Notes	XS1720053229	700,000,000	n/a	n/a	-0.20 per cent. *	}	250,000,000
2023 Notes	XS1380394806	500,000,000	Interpolated Mid-Swap Rate	65 bps (the 2023 Purchase Spread)	the sum of the 2023 Purchase Spread and Interpolated Mid-Swap Rate

*
For information purposes only, the 2021 Purchase Price determined in the manner described in the Tender Offer Memorandum, will be 100.679 per cent., if the Settlement Date is 16 July 2019. Should the Settlement Date be postponed, the 2021 Purchase Price will be recalculated and will be announced, for information purposes only, as provided in the Tender Offer Memorandum.

**	The Company reserves the right, in its sole and absolute discretion and for any reason, to increase or decrease the Maximum Acceptance Amount.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

Rationale for the Offers

The Offers are being made as part of the Company’s active management of its financial liabilities and the purpose of the Offers is to pro-actively manage the Company’s upcoming redemptions and debt maturity profile. The Company’s intention is to cancel all of the Notes that have been accepted for purchase pursuant to the Offers.

Purchase Price and Accrued Interest

The Company will pay, for 2021 Notes and 2023 Notes accepted by it for purchase pursuant to the relevant Offer, a price (the relevant Purchase Price, expressed as a percentage and rounded to the third decimal place, with 0.0005 being rounded upwards) as described below.

The Purchase Price in respect of the 2021 Notes (the 2021 Purchase Price) shall be determined in the manner described in the Tender Offer Memorandum by reference to a yield of -0.20 per cent. (the 2021 Purchase Yield). The 2021 Purchase Price will be determined in accordance with market convention and expressed as a percentage of the nominal amount of the 2021 Notes and is intended to reflect a yield to maturity of the 2021 Notes on the Settlement Date equal to the 2021 Purchase Yield.

The Purchase Price in respect of the 2023 Notes (the 2023 Purchase Price) shall be determined at or around 2.00 p.m. (Rome time) (the Pricing Time) on 12 July 2019 (the Pricing Date) in the manner described in the Tender Offer Memorandum by reference to a yield (such yield, the 2023 Purchase Yield) calculated as the sum of (a) a purchase spread of 65 bps (the 2023 Purchase Spread) and (b) the Interpolated Mid-Swap Rate (as defined in the Tender Offer Memorandum). The 2023 Purchase Price will be determined in accordance with market convention and expressed as a percentage of the nominal amount of the 2023 Notes and is intended to reflect a yield to maturity of the 2023 Notes on the Settlement Date equal to the 2023 Purchase Yield.

The Company will also pay, in relation to each Series of Notes, an Accrued Interest Payment in respect of Notes of such Series accepted for purchase pursuant to the relevant Offer.

Maximum Acceptance Amount

If the Company decides, in its sole and absolute discretion, to accept valid tenders of Notes pursuant to the Offers, it will accept for purchase up to an aggregate nominal amount of Notes equal to the Maximum Acceptance Amount. The Company will determine the allocation of the nominal amount accepted for purchase pursuant to the Offers between the 2021 Notes and the 2023 Notes in its sole and absolute discretion, and reserves the right to accept significantly more or less (or none) of the Notes of one Series as compared to the other Series of Notes. For the avoidance of doubt, the Company reserves the right to accept, in its sole and absolute discretion, only the 2021 Notes or only the 2023 Notes.

In addition, the Company reserves the right to increase, in its sole and absolute discretion, the Maximum Acceptance Amount at any time, including after the Expiration Deadline.

Series Acceptance Amounts and Scaling of Offers

Series Acceptance Amounts

If the Company accepts any Notes of a Series for purchase pursuant to the relevant Offer and the aggregate nominal amount of such Series validly offered for purchase is greater than the final aggregate nominal amount of a Series accepted for purchase (in respect of such Series, the Series Acceptance Amount), the Company intends to accept Notes of such Series for purchase in the manner set out under "The Offers-Series Acceptance Amounts and Scaling of Offers" in the Tender Offer Memorandum, such that the aggregate nominal amount of such Series accepted for purchase pursuant to the relevant Offer is no greater than the relevant Series Acceptance Amount.
In the circumstances in which valid tenders of Notes of a Series pursuant to the relevant Offer are to be accepted, at the sole and absolute discretion of the Company, on a pro rata basis, each such tender of Notes of the relevant Series will be scaled by a factor rounded to the nearest 0.000001 (with 0.0000005 being rounded upwards) (each a Pro-Ration Factor) equal to (i) the Series Acceptance Amount for such Series, divided by (ii) the aggregate nominal amount of Notes of such Series validly tendered pursuant to the relevant Offer (subject to adjustment to allow for the aggregate nominal amount of Notes of each Series accepted for purchase, following the rounding of tenders of Notes as described below, to equal the relevant Series Acceptance Amount exactly). See further "The Offers-Series Acceptance Amounts and Scaling of Offers" in the Tender Offer Memorandum.
Tender Instructions
In order to participate in, and be eligible to receive the relevant Purchase Price and relevant Accrued Interest Payment pursuant to, the relevant Offer, Noteholders must validly tender their Notes by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by 5.00 p.m. (Rome time) on 11 July 2019 (the Expiration Deadline).
Tender Instructions will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.
Tender Instructions must be submitted in respect of a nominal amount of Notes of any Series of no less than €100,000, being the minimum denomination of each Series of Notes, and may, in each case, be submitted in integral multiples of €1,000 above €100,000. A separate Tender Instruction must be completed on behalf of each beneficial owner.
The Company is not under any obligation to accept any tender of Notes for purchase pursuant to any Offer. Tenders of Notes for purchase may be rejected in the sole discretion of the Company for any reason and the Company is not under any obligation to Noteholders to furnish any reason or justification for refusing to accept a tender of Notes for purchase. For example, tenders of Notes of any Series for purchase may be rejected if the relevant Offer is terminated, if the relevant Offer does not comply with the relevant requirements of a particular jurisdiction or for any other reason.
Indicative Timetable for the Offers

Events	Times and Dates (All times are Rome time)
Commencement of the Offers	4 July 2019
Expiration Deadline	5.00 p.m. on 11 July 2019
Announcement of Indicative Results of Offers	12 July 2019 at or around 11.00 a.m.
Pricing Date and Pricing Time	12 July 2019 at or around 2.00

Events	Times and Dates (All times are Rome time) p.m.
Announcement of Final Results and Pricing	As soon as reasonably practicable after the Pricing Time on the Pricing Date
Settlement Date	16 July 2019

The Company may, in its sole discretion, extend, re-open, amend, waive any condition of or terminate any Offer at any time, including in respect of the Maximum Acceptance Amount and/or the Series Acceptance Amount in respect of any Series of Notes (subject to applicable law and as provided in the Tender Offer Memorandum), and the above times and dates are subject to the Company's right to so extend, re-open, amend and/or terminate any Offer.
Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would need to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above and in the Tender Offer Memorandum. The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above and in the Tender Offer Memorandum.
Unless stated otherwise, announcements in connection with the Offers will be made (i) by publication via the Companies Announcements Office of the Irish Stock Exchange plc, trading as Euronext Dublin (at www.ise.ie) and (ii) by the delivery of notices to the Clearing Systems for communication to Direct Participants. Such announcements may also be made on the relevant Reuters Insider Screen and/or by the issue of a press release to a Notifying News Service. Copies of all such announcements, press releases and notices can also be obtained upon request from the Tender Agent, the contact details for which are below. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Tender Agent for the relevant announcements during the course of the Offers. In addition, Noteholders may contact the Dealer Managers for information using the contact details below.
Noteholders are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Offers.
Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, Mediobanca - Banca di Credito Finanziario S.p.A. and Morgan Stanley & Co. International plc are acting as Dealer Managers for the Offers and Lucid Issuer Services Limited is acting as Tender Agent.

Further Information

Questions and requests for assistance in connection with the Offer may be directed to:

Dealer Managers
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
Telephone: +44 (0) 20 7986 8969
Attention: Liability Management Group
Email: liabilitymanagement.europe@citi.com
Crédit Agricole Corporate and Investment Bank 12 place des Etats-Unis CS 70052 92 547 Montrouge Cedex France Tel: +44 (0) 207 214 5733 Attention: Liability Management Email: liability.management@ca-cib.com
Mediobanca - Banca di Credito Finanziario S.p.A. Piazzetta Enrico Cuccia, 1 20121 Milan Italy Telephone: + 39 02 8829554 Attention: Liability Management Corporate Email: MB_LM_CORP_IT@mediobanca.com
Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Telephone: +44 (0) 20 7677 5040
Attn: Liability Management Group

Email:
liabilitymanagementeurope@morganstanley.com

Questions and requests for assistance in connection with the delivery of Tender Instructions including requests for a copy of the Tender Offer Memorandum may be directed to the Tender Agent.

Tender Agent
Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom Telephone: +44 (0)20 7704 0880 Attention: Arlind Bytyqi Email: Ferrari@lucid-is.com

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to an Offer. If you are in any doubt as to the contents of this announcement or the Tender Offer Memorandum or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Company, the Dealer Managers and the Tender Agent, or any of their respective directors, officers, employees, agents or affiliates make any representation or recommendation whatsoever regarding the Offers, or any recommendation as to whether Noteholders should tender Notes in any of the Offers.
None of the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Offers, the Company, any of its affiliates or the Notes contained in this announcement or in the Tender Offer Memorandum. None of the Company, the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates of such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the Offers, and accordingly none of the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for any failure by the Company to disclose information with regard to the Company or the Notes which is material in the context of the Offers and which is not otherwise publicly available.
OFFER AND DISTRIBUTION RESTRICTIONS
NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON.
Neither this announcement nor the Tender Offer Memorandum constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in any Offer will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any of the Dealer Managers or any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Company in such jurisdiction.
The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

United States

The Offers are not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to any U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (each a U.S. Person)). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. Notes may not be tendered in any Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States or by, or by any person acting for the account or benefit of, a U.S. Person. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to any Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States or to any U.S. Person. Any purported tender of Notes in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by, or by any person acting for the account or benefit of, a U.S. Person or by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Notes participating in an Offer will represent that it is not a U.S. Person, it is not located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States and is not a U.S. Person. For the purposes of this and the above paragraph, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.
Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other document or materials relating to any Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of Notes that are resident and/or located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.
United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to any Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (FSMA). Accordingly, this announcement, the Tender Offer Memorandum and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Financial Promotion Order)), (ii) to those persons falling within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Company, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.
France

The Offers are not being made, directly or indirectly, to the public in the Republic of France (France). Neither this announcement, the Tender Offer Memorandum nor any other document or material relating to any Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in any Offer. This announcement and the Tender Offer Memorandum have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

The Offers may not be advertised and the Offers will not be extended, and neither the Tender Offer Memorandum nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any individual in Belgium qualifying as a consumer within the meaning of Article I.1 of the Belgian Code of Economic Law, as amended from time to time.

About Ferrari

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. Its name and history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in

Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 235 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward-looking statements

This announcement contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (http://corporate.ferrari.com).

Any forward-looking statements contained in this announcement speak only as of the date of this announcement and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

Contacts:

For further Information:

tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com